EXHIBIT 99.1
FERGUSON PLC
(THE "COMPANY")

NOTIFICATION OF TOTAL VOTING RIGHTS AND CAPITAL IN THE COMPANY

In accordance with DTR 5.6.1, the Company hereby notifies the following:

The Company’s issued share capital as at July 31, 2021 consisted of 232,171,182 ordinary shares of 10 pence each (“Ordinary Shares”), of which 9,862,816 Ordinary Shares were held in treasury as at the date of this disclosure. The voting rights of treasury shares are automatically suspended.

Therefore, the total voting rights in the Company is 222,308,366. This figure may be used by shareholders as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules and the Company’s Articles of Association.

Enquiries:

Graham Middlemiss, Group Company Secretary
(0118 927 3800)

August 2, 2021